FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 09 March 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. British Airways' Investor Day




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  09 March 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          British Airways' Investor Day







BRITISH AIRWAYS' INVESTOR DAY


At its annual Investor Day today (March 9, 2006) British Airways forecast its fuel costs for the year to March 2006 are now expected to be GBP505 - GBP515 million higher than the previous year. Net debt at March 2006 is expected to fall below GBP2 billion.

For 2006/7, revenue is forecast to increase by 4-5 per cent driven by increased capacity and seat factors.

Fuel is forecast to be up by some GBP400 million for 2006/7. Total costs, excluding fuel are forecast to be flat.

Over two years to March 2008, cost efficiencies of GBP450 million are targeted.

This will leave the company on track to deliver a 10 per cent operating margin in the year to March 2008 assuming fuel prices and external environment are stable.

A webcast of British Airways' Investor Day can be accessed via the internet www.bashares.com - on Thursday, March 9 at 8.30am and a recorded version will be available after the event

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2005.